April 20, 2020

[VIA EDGAR]

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:  Ms. Melissa Gilmore

          Ms. Melissa Raminpour

          Ms. Sherry Haywood

          Ms. Erin Purnell

Re:	XRAY-TWOLF HoldCo Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed March 26, 2020
File No. 333-236492

Dear Ladies and Gentlemen:

On behalf of our client, XRAY-TWOLF HoldCo Corporation, a Delaware corporation (the “Company”), we are providing its responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received from the Staff by letter dated April 17, 2020 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-236492) (the “S-4 Registration Statement”).

This letter and Amendment No. 3 (“Amendment No. 3”) to the S-4 Registration Statement are being filed electronically via the EDGAR system today.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 3.

Staff Comments and Company Responses

Amendment No. 2 to Form S-4 filed April 13, 2020

General

1.

We note that the proxy statement/prospectus is missing information such as the number of shares of Xperi and TiVo common stock outstanding on the record date, the percentages held by directors and officers, the per share market price on page 26, and information about the HoldCo capital and preferred stock. Please include this information, and any other missing information, in a pre-effective amendment.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 3 at page xv, page xxi, page 19, page 20, page 21, page 26, page 162, page 163, page 169, page 170, page 190, page 191, page 194 and page D-1.

The amended and restated certificate of incorporation of HoldCo contains forum limitations, page 42

2.

We note your response to comment 1 and your disclosure on pages 191 and 208 that the exclusive forum provision does not apply to actions arising under the Exchange Act “at this time”. Please clarify what you mean by the words “at this time”. Also, please ensure that the governing documents state that the exclusive forum provision does not apply to actions arising under the Exchange Act clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 3 at page 193, page 210 and page D-10.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (650) 470-4620 or mike.ringler@skadden.com or Peter P. Jones at (650) 470-4621 or peter.jones@skadden.com.

Sincerely,

/s/ Mike Ringler
Mike Ringler

cc:	Paul Davis, Xperi Corporation (via e-mail)

Pamela Sergeeff, TiVo Corporation (via e-mail)

Kenton J. King, Skadden, Arps, Slate, Meagher & Flom LLP (via e-mail)

Jon E. Gavenman, Cooley LLP (via e-mail)